Clear Street Derivatives LLC

SEC # 026-00231

Statement of Financial Condition

With Report of Independent Auditors

December 31, 2024

Filed as a PUBLIC report pursuant to SEC Rule 18a-7(d).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Clear Street Derivatives LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 Greenwich Street 45th Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Wenger	(646) 306-7475	dwenger@clearstreet.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/23/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Wenger _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clear Street Derivatives LLC _____, as of 12/31 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Daniel Ellison
Commissioner of Deeds, City of New York
No. 1-10197
Cert. Filed in New York County
Commision Expires May 1, 2026
The UPS Store 82 Nassau St NY NY

Notary Public

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents




Ernst & Young, LLP   Tel: +1 212 773 3000
One Manhattan West   ey.com
New York, NY 10001

Report of Independent Auditors

Member and Board of Directors of
Clear Street Derivatives LLC

Opinion

We have audited the statement of financial condition of Clear Street Derivatives LLC (the Company) as of December 31, 2024, and the related notes (the "financial statement").

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free of material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

March 4, 2025

Clear Street Derivatives LLC
Statement of Financial Condition
December 31, 2024
(amounts in thousands)

Assets

Cash and cash equivalents	$	38
Financial instruments owned, at fair value		9,139,401
Receivable from customers		2,430
Receivable from broker-dealers and clearing organizations		337
Other assets		297
Total Assets	**$**	**9,142,503**

Liabilities and Equity

Liabilities

Financial instruments sold, not yet purchased, at fair value	$	6,141,162
Payable to broker-dealers and clearing organizations		2,835,836
Payable to customers		14,335
Accounts payable and accrued liabilities		21,621
Total liabilities		9,012,954

Equity

Member's equity		129,549
Total Liabilities and Equity	**$**	**9,142,503**

The accompanying notes are an integral part of this statement of financial condition.

Clear Street Derivatives LLC
Notes to Statement of Financial Condition
December 31, 2024

1. Organization and Description of Business

Clear Street Derivatives LLC, (the "Company" or "CSD"), is a limited liability company organized in the state of Delaware. The Company's sole member is Clear Street Holdings LLC ("Holdings").

The Company's operating agreement provides that the CEO has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. As a limited liability company, the member's liabilities are limited to amounts reflected in their capital account.

The Company, founded in 2022 and headquartered in New York, is a security-based swap dealer registered with the U.S. Securities and Exchange Commission ("SEC"). The Company does not effect transactions in cleared security-based swaps for or on behalf of customers. Accordingly, the Company claims an exemption from 17 C.F.R. § 240.18a-4 under the provisions of 17 C.F.R. § 240.18a-4(f).

The Company provides security-based swap dealer counterparties exposure to securities via total return swap transactions by: (i) entering into short or long total return swap transactions with security-based swap dealer counterparties, and (ii) acquiring or selling the securities underlying each total return swap via open market transactions to fully hedge the Company's market risk and create a delta neutral position.

The Company is engaged in a single line of business as a security-based swap dealer, which is comprised of several classes of services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 7, Net Capital Requirements) to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU"). The statement of financial condition is presented in U.S. dollars.

Use of Estimates

The preparation of statements of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain

Clear Street Derivatives LLC
Notes to Statement of Financial Condition
December 31, 2024

types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts.

Recently Adopted Accounting Pronouncements

In June 2022, the FASB issued ASU No. 2022-03 ("ASU 2022-03"), Fair Value measurement (Topic 820), Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The ASU also introduces new disclosure requirements which provide information about the restriction induing the nature and remaining duration of the restriction. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company adopted this ASU as of January 1, 2024. The adoption had no material impact on the Company's statement of financial condition and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to improve reportable segment disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. The Company adopted this ASU as of January 1, 2024. The adoption had no material impact on the Company's statement of financial condition and related disclosures.

Cash and Cash Equivalents

At December 31, 2024, the Company maintained cash in bank accounts that, at times, may exceed federally insured limits. The Company manages the risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Cash equivalents are defined as highly liquid investments with original maturities of three months or less when purchased. At December 31, 2024, the Company had no cash equivalents.

Receivable from and Payable to Customers

Receivables from and Payables to Customers include the portion of cash collateral posted to and received from counterparties for security-based swaps transactions, which is not eligible for netting under ASC 815-10-45 or where the cash collateral delivered/received exceeds the related derivative payable/receivable as of the date of the Statement of Financial Condition. In addition, counterparties for security-based swaps transactions pledged, under account control agreements, to the Company $2.2 billion in cash collateral they posted to qualified custodians. Such collateral is not recorded on the Statement of Financial Condition.

Clear Street Derivatives LLC
Notes to Statement of Financial Condition
December 31, 2024

Allowance for Credit Loss

The CECL model requires the measurement of expected credit losses for financial assets measured at amortized cost, using relevant information about past events, including historical credit loss experience on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

The majority of financial assets subject to CECL are margin receivables. The Company applied qualitative methods to margin receivable and the other remaining assets where there is no history of significant credit losses and reasonable expectation of minimal future credit losses with any potential measurement of credit losses being immaterial. The Company has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. Accrued interest receivable balances are charged off against interest income when the related financial instrument is placed on nonaccrual status. No CECL allowance against the outstanding balances was deemed necessary at December 31, 2024.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased. At December 31, 2024, Receivable from and Payable to broker-dealers and clearing organizations represented cash balances held at and margin debits due to prime brokers related to the Company's security-based swap dealer activity.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased, relate to the Company's security-based swap activity, and include derivative assets and derivative liabilities related to open security-based swaps in listed equity securities, listed equity securities primarily entered into to hedge the market risk exposure related to open security-based swaps in listed equity securities, and listed index and equity options entered into primarily for funding or hedging purposes.

The Company records Financial instruments owned, including those pledged as collateral, and Financial instruments sold, not yet purchased, at fair value.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of discounts for large holdings (block discounts) of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited.

Clear Street Derivatives LLC
Notes to Statement of Financial Condition
December 31, 2024

The Company categorizes its financial instruments into a three-level hierarchy which prioritizes observable inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2: Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements.

Transfers in or out of levels are recognized based on the beginning fair value of the year in which they occur. For the year ended December 31, 2024, there were no transfers between levels in the fair value hierarchy.

Derivative Instruments

Derivative instruments include derivative assets and derivative liabilities related to open security-based swaps in listed equities, and listed options in equity indices and equities that the Company enters into primarily for funding and hedging purposes. These derivative assets and derivative liabilities are carried at fair value and reported in Financial instruments owned and Financial instruments sold, not yet purchased on the Statement of Financial Condition. Refer to Note 5, Derivative Instruments, for further information related to the Company's derivative holdings.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal tax purposes and, as such, is not subject to income taxes in federal, state and local jurisdictions. Instead, income, deductions, and credits are passed through and

Clear Street Derivatives LLC
Notes to Statement of Financial Condition
December 31, 2024

included by its single member on its tax return. If any interest or penalties are accrued, they will be included in pre-tax income.

3. Fair Value

Financial Instruments Measured at Fair Value

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Note 2, *Significant Accounting Policies*. Exchange-traded equity securities and options are valued based on quoted prices from the primary exchanges and are classified as Level 1 securities in the fair value hierarchy. Restricted equity securities are valued based on quoted prices from the primary exchanges and are classified as Level 2 securities in the fair value hierarchy. Security-based swaps are valued based on their replacement values, which in turn, are derived from the quoted prices of the underlying listed securities from the primary exchange and are classified as Level 2 financial instruments in the fair value hierarchy. Fair values for financial instruments other than those discussed above are estimated in good faith by the Company and are generally categorized as Level 3 in the fair value hierarchy. At December 31, 2024, the Company held no financial instruments whose fair values were estimated by the Company.

Fair value measurements for those items measured on a recurring basis are summarized below at December 31, 2024 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Financial instruments owned				
Listed equity securities	$ 7,537,880	$ 3,148	$ -	$ 7,541,028
Listed equity index options	1,386,794	-	-	1,386,794
Listed equity options	9,589	-	-	9,589
Security-based swaps	-	201,990	-	201,990
Financial instruments owned	$ 8,934,263	$ 205,138	$ -	$ 9,139,401
Liabilities				
Financial instruments sold, not yet purchased				
Listed equity securities	$ 118,573	$ -	$ -	$ 118,573
Listed equity index options	3,985,055	-	-	3,985,055
Listed equity options	9,518	-	-	9,518
Security-based swaps	-	2,028,016	-	2,028,016
Financial instruments sold, not yet purchased	$ 4,113,146	$ 2,028,016	$ -	$ 6,141,162

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short-term nature of the underlying assets.

Clear Street Derivatives LLC
Notes to Statement of Financial Condition
December 31, 2024

The table below summarizes financial assets and liabilities not carried at fair value at December 31, 2024 (in thousands).

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 38	$ 38	$ 38	$ -	$ -
Receivable from customers	2,430	2,430	-	2,430	-
Receivable from broker-dealers and clearing organizations	337	337	-	337	-
Other assets	297	297	-	297	-
Total financial assets	$ 3,102	$ 3,102	$ 38	$ 3,064	$ -
Liabilities					
Payable to broker-dealers and clearing organizations	$ 2,835,836	$ 2,835,836	$ -	$ 2,835,836	$ -
Payable to customers	14,335	14,335	-	14,335	-
Accounts payable and accrued liabilities	21,621	21,621	-	21,621	-
Total financial liabilities	$ 2,871,792	$ 2,871,792	$ -	$ 2,871,792	$ -

4. Derivative Instruments

The Company does not have any derivative instruments designated as hedging instruments under ASC 815, Derivatives and Hedging ("ASC 815"). The gross fair value of the Company's derivative instruments on a gross basis consisted of the following derivative assets and derivative liabilities at December 31, 2024 (in thousands):

	Financial statement caption	Fair Value	Notional Value
Derivative assets			
Listed equity index options	Financial instruments owned	$ 1,386,794	$ 24,761,662
Listed equity options	Financial instruments owned	9,589	255,427
Security-based swaps	Financial instruments owned	201,990	1,447,053
Total derivative assets		$ 1,598,373	$ 26,464,142
Derivative liabilities			
Listed equity index options	Financial instruments sold, not yet purchased	$ 3,985,055	$ 24,761,662
Listed equity options	Financial instruments sold, not yet purchased	9,518	177,433
Security-based swaps	Financial instruments sold, not yet purchased	2,028,016	7,177,941
Total derivative liabilities		$ 6,022,589	$ 32,117,036

The Company believes that the notional amounts of derivative contracts generally overstate its exposure. In most circumstances, notional amounts are used only as a reference point from which to calculate amounts owed between the parties to the contract. Furthermore, notional amounts do not reflect the benefit of master netting and collateral agreements or risk mitigating transactions.

Clear Street Derivatives LLC
Notes to Statement of Financial Condition
December 31, 2024

Offsetting of Derivatives

The Company enters into master netting and collateral agreements with all of its security-based swap counterparties. Where legally enforceable, these master netting and collateral agreements give the Company, in the event of default by the counterparty, the right to offset receivables, including cash collateral received, and payables with the same counterparty. At December 31, 2024, the Company had the following derivative assets and derivative liabilities under master netting and collateral agreements (in thousands):

	Derivative Assets	Derivative Liabilities
Total gross security-based swaps balances [1]	$ 201,990	$ 2,028,016
Less: Amounts offset in the Statement of Financial Condition	-	-
Total net amounts reported in the Statement of Financial Condition	201,990	2,028,016
Less: Amounts not offset in the Statement of Financial Condition: [2]		
Counterparty netting	(1,098)	(1,098)
Cash collateral	(200,892)	(1,995,670)
Net amount	$ -	$ 31,248

[1] Includes all gross balances related to securities-based swaps balances irrespective of whether they are transacted under legally enforceable master netting and collateral agreements or whether the Company has obtained sufficient evidence of enforceability of the master netting and collateral agreement. At December 31, 2024, the gross balance of derivative assets and derivative liabilities which are documented under master netting and collateral agreements for which the Company has not yet obtained sufficient evidence of legal enforceability was $202.0 million and $2,028.0 million, respectively.

[2] Amounts relate to master netting and collateral agreements which are not permitted to be offset on the face of the Statement of Financial Condition in accordance with ASC 210-20, Balance Sheet Offsetting, and ASC 815 but which provide the Company with the legal right to offset in the event of default.

5. Risks and Uncertainties

Customer Activities

The Company's customers' security-based swaps activities are transacted on a margin basis. In margin transactions, the Company extends credit to a customer, which is collateralized by cash in the customer's account, either held at the Company or at a qualified tri-party custodian. In connection with these activities, the Company executes customer transactions involving security-based swaps purchased and sold. The Company seeks to control risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, the Company requires the customer to deposit additional collateral or reduce positions, when necessary. Such transactions may expose the Company to significant off-balance-sheet risk if the collateral is not sufficient to cover losses which customers may incur. In the event the customer fails to

satisfy its obligations, the Company may be required to liquidate the collateral at prevailing market prices in order to fulfill the customer's obligations.

Credit Risk

The Company engages in security-based swaps dealer activities servicing a diverse client group, primarily consisting of exchange traded funds regulated by the Investment Company Act of 1940 ("40 Act Funds"), hedge funds and other financial institutions. A substantial portion of the Company's transactions are executed with and on behalf of 40 Act Funds. The Company's exposure to credit risk associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to security-based swaps transactions can be directly impacted by volatile securities markets or regulatory changes, which may impair the counterparties' ability to satisfy its obligation to the Company. The Company does not anticipate non-performance by the counterparties in the situation described. Based on the gross fair value of the financial instrument, the entity would incur if parties to the financial instruments that make up the concentration failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value to the entity, the maximum amount of loss due to credit risk is approximately the same as the total fair value of the security-based swaps in Financial instruments owned.

The Credit Risk Team, an independent function of the Company, manages the credit risk exposure that arises from its security-based swap dealer activities. The Company's process for managing credit risk includes the evaluation of likelihood that a counterparty defaults on its payments and obligations; assignment of internal credit ratings to all active counterparties; approval of extensions of credit and establishment of credit limits; measurement, monitoring and management of the Company's current and potential future credit exposures; setting credit terms in legal documentation including margin terms; use of appropriate credit risk mitigants including netting, collateral and hedging; and active communication and co-operation with various stakeholders such as Trading units, Operations, Legal, Compliance and Finance.

Market Risk

It is the Company's policy to hedge all its market risk exposure related to security-based swaps by purchasing or selling the corresponding underlying securities, and as such, is not subject to significant market risk on its security-based swaps, except for trading errors that may occur from time to time. The Company monitors its exposures daily to ensure no residual market risk between the open security-based swaps positions and the hedged securities positions exists.

In connection with its security-based swap dealer activity, the Company also enters into transactions in derivative financial instruments, primarily for funding or additional hedges to mitigate the risk related to extreme adverse market moves. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder.

Clear Street Derivatives LLC
Notes to Statement of Financial Condition
December 31, 2024

The majority of the Company's transactions with off-balance sheet risk is short term in duration.

Operational Risk

Less direct than the exposure to market risk and credit risk, but of critical importance, are risks pertaining to operational and back-office processes. This is particularly the case in a rapidly changing environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include but are not limited to:

Operational/settlement risk: the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions; failure to process corporate actions; delays in trade execution, errors in processing options exercise or contra exercise instructions; or the inability to process large volumes of transactions.

Technological risk: the risk of loss attributable to technological limitations; connectivity or market data issues; or hardware or software failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, with customers and in the markets where the Company participates, all without interruption. In addition, the Company must continue to implement technological changes that will result from regulatory and/or marketplace changes.

Legal/documentation risk: the risk of loss attributable to deficiencies in the documentation of transactions, or errors that result in non-compliance with applicable legal and regulatory requirements.

Financial control risk: the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, transactions are executed in accordance with management's authorization, and financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

Cybersecurity Risk

The Company relies on technology and automation to perform many business functions. Cyber threats are a risk that the Company is exposed to as a result of its heavy reliance on technology. These threats could result in data loss or destruction, business interruption, financial loss and other risks. The Company has taken steps to mitigate the various cyber threats and keeps improving its security posture and reducing the risk level. The Company has dedicated resources for building and running risk mitigation plans on various parts of its business - infrastructure, software development, business operations etc. These include hardening of infrastructure, regular patching and upgrading of systems and code, scanning and closing down vulnerabilities, 24/7 security monitoring, third party due diligence and risk mitigation, product security programs, and more. The Company constantly reviews and assesses its security posture to address the ever-changing threat landscape. The review process includes both internal audits and tests and external validations such as audits,

Clear Street Derivatives LLC
Notes to Statement of Financial Condition
December 31, 2024

penetration tests and red-team exercises. Additionally, the Company maintains an incident response and readiness program that includes incident response and crisis management practices, exercises, and other measures to ensure efficient and rapid responses to potential security incidents.

Cybersecurity risk is managed under the direction of the Company's Chief Information Security Officer. The Company periodically reviews policies and procedures to ensure they are effective and accurate.

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. At December 31, 2024, there were no unasserted claims or assessments that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

6. Related Party Transactions

The Company may engage in transactions in the ordinary course of business with related parties.

The Company has an intercompany service agreement with Holdings under which Holdings, on behalf of itself and its affiliates, provides technology and administrative services related to shared and support functions. In addition, Clear Street Management LLC ("CS Management"), a member of Holdings, acts as the paying agent for any direct cost incurred by the Company.

At December 31, 2024, the Company had no payable to or receivable from Holdings and a $2.6 million payable to CS Management which is included in Accounts payable and accrued liabilities on the Statement of Financial Condition.

The Company clears its business through Clear Street LLC ("CS LLC"), an affiliate under common control, on a fully disclosed basis. At December 31, 2024, the Company had a $2,835.8 million payable to CS LLC which is included in Payable to broker-dealers and clearing organizations on the Statement of Financial Condition.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Securities Exchange Act of 1934 Rule 18a-1" or "SEC Rule 18a-1"), which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital (as defined in SEC Rule 18a-1) equal to the greater of $20.0 million or two percent of the risk margin amount (as defined in "SEC Rule 18a-1"). These regulations also prohibit a security-based swap dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital

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Clear Street Derivatives LLC
Notes to Statement of Financial Condition
December 31, 2024

to less than 120% of its minimum required capital. Moreover, security-based swap dealers are required to notify the SEC prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the security-based swap dealer. At December 31, 2024, the Company had net capital of $125.7 million which was $99.8 million in excess of its required net capital of $25.9 million.

8. Subsequent Events

The Company has evaluated its subsequent events disclosures through March 4, 2025, the date that the Company's statement of financial condition was issued and has determined that there have been no events that would have a material impact on this statement of financial condition as of December 31, 2024, except as follows:

On February 5, 2025, the Company distributed $40.0 million in cash to Holdings. This distribution effectively decreased the Company's Member's equity by that amount.